BY EDGAR

June 16, 2020

Patrick F. Scott, Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Thrivent Variable Annuity Account I (“Registrant”);
Initial Registration Statement on Form N-4 (“Registration Statement” or “filing”):
Thrivent Retirement Choice Variable Annuity (“Contract” or “VA”);
Issued by Thrivent Financial for Lutherans (“Company”);
File No. 811-21111 / 333-237618

Dear Mr. Scott:

This correspondence provides detailed responses to the letter you sent VIA EMAIL regarding the above referenced filing. The filing included two prospectuses. Please be advised Thrivent has decided to only offer one prospectus, the Thrivent Retirement Choice Variable Annuity.

A. General:

Comment 1: Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any of the benefits or features under the contract or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response to Comment 1:

The Registrant does not have any types of guarantees or support agreements with third parties to support insurance benefits or features under the contract. The Registrant has entered into participation agreements with third parties to be able to offer certain investment options. Those participation agreements have been, or will be, filed as part of the amended registration statement.

Comment 2:    Please confirm that Prospectus has been or will be updated as necessary to reflect changes effected by the SECURE Act and the CARES Act.

Response to Comment 2:

Yes, the Prospectus will be updated to address the changes from the SECURE Act and the CARES Act that directly affect the product. The following provisions have been added to the Federal Tax Status section.

SECURE Act Notice. Effective January 1, 2020, pursuant to the Setting Every Community Up for Retirement Enhancement (“SECURE”) Act, the age at which you must begin taking your required minimum distributions (“RMDs”) from your tax-qualified contract (IRA) has been raised to age 72 from 70 1⁄2. If you turned 70 1⁄2 in 2019, you are still required to use age 70 1⁄2 as the triggering age for RMDs.

Also effective on January 1, 2020, the ability for beneficiaries to “stretch” their RMDs over their life expectancy is no longer available for most beneficiaries. Instead, a non-spouse beneficiary is now required to draw down the entire inherited interest within ten (10) years. The ten-year rule does not apply to any portion payable to a surviving spouse, who may still “stretch” the post-death distributions for their life or a period not exceeding their life expectancy. Some additional exceptions to the ten-year rule may apply. You should consult your tax advisor if any of these changes could impact your IRA contract.

CARES Act Notice. Effective March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act made several retirement related changes that may impact you.

For 2020 only, the CARES Act permits corona-virus related distributions from tax-qualified contracts and IRAs up to an aggregate amount of $100,000. This type of distribution is an exception to the 10% federal tax penalty. To qualify for the distribution, generally you, your spouse, or dependent must have been diagnosed with the virus, or you were impacted financially in certain ways because of the virus.

The tax associated with the distributions may be paid ratably over three years, beginning with the 2020 tax year. The CARES Act also allows you to recontribute the amount you withdrew to an eligible retirement plan (to which you can make a rollover contribution) in one or more payments within three years. The CARES Act provides additional withdrawal and loan relief (subject to availability) for tax-qualified contracts and IRAs in 2020 for eligible individuals. Please consult with your tax advisor if you have any questions on how these changes could impact you.

Comment 3:     The Prospectus states that any guarantees provided for under the Contract or through the riders, along with amounts invested in the fixed account, are subject to the Company’s financial strength and claims-paying ability. Given the significant market events that have occurred as a result of the COVID-19 pandemic, please consider whether the disclosure should be revised based on how these events could affect the Company’s financial strength and claims-paying ability, including the ability to timely process claims. If the Company believes that no additional disclosure is warranted, please explain supplementally why not.

Response to Comment 3:

The Registrant’s claims related to COVID-19 have been negligible. Over the last several months, Thrivent’s strength and claims-paying ability has not been impacted by the COVID-19 pandemic.

To address the comment, the Registrant has added the underlined sentence to the existing disclosure on the potential impacts of the COVID-19 pandemic in the “Risks” section of the prospectus found on page 28.

Health Crisis Risk. The global pandemic outbreak of the novel coronavirus known as COVID-19 has resulted in substantial market volatility and global business disruption. The duration and full effects of the outbreak are uncertain and may result in trading suspensions and market closures, limit liquidity and the ability of the Fund to process Contract Owner redemptions, and negatively impact Fund performance. The COVID-19 outbreak and future pandemics could affect the global economy in ways that cannot be foreseen and may exacerbate other types of risks, negatively impacting the value of the Fund. These events have not affected Thrivent’s financial strength or claims-paying ability.

Comment 4:    The Contract appears to be available through fee-based financial advisors but also imposes a surrender charge. Please supplementally explain in greater detail the purpose of the surrender charge.

Response to Comment 4:

The Contract will be offered as a standard, commission-based product. Unlike Thrivent’s AdvisorFlex Variable Annuity filed in 2017, this product is a stand-alone variable annuity that is not sold as part of a managed account arrangement.

The Contract provides for a Fixed Account with a guaranteed minimum interest rate. The guaranteed minimum interest rate is required under state insurance laws. The surrender charge provision makes it possible for Thrivent to provide for this guaranteed minimum interest rate by reducing the likelihood of a contract owner using this annuity solely as a short-term interest-bearing product. In addition, the surrender charge also helps with the expenses incurred for us to issue the contract.

Comment 5:    Please explain whether the fees paid to the investment advisor are paid out of Accumulated Value. If so, clarify how these amounts are treated under the contract and for tax purposes (e.g., are they considered a withdrawal).

Response to Comment 5:

This product is a stand-alone commission-based annuity. It is not sold as part of a managed account arrangement. Therefore, there are no investment advisor fees.

Comment 6: Please confirm supplementally to the staff, that the Contract name associated with the Series/Class page on EDGAR is the same name as disclosed within the Contract prospectus, as filed.

Response to Comment 6:

The Registrant will be issuing only the Thrivent Retirement Choice Variable Annuity.

The Contract name associated with the Series/Class page on EDGAR will be reflected as follows:

C000220060 - Thrivent Retirement Choice Variable Annuity

B. Prospectus

1.	Fee and Expense Table and Examples (pp. 7-10):

Comment a: In the preamble to the fee table, the disclosure states that “[n]o state premium taxes are deducted.” Please consider disclosing the basis for this statement in the prospectus. Note that Item 3(a) of Form N-4, prescribes disclosure that reads, “state premium taxes may also be deducted.”

Response to Comment a:

The statement that “[no] state premium taxes are deducted” is correct. The Registrant is a fraternal benefit society under IRC Section 501(c)(8) and is exempt from all state, county, district, municipal and school taxes or fees.

To provide further clarification, the following underlined phrase has been added to the paragraph.

“The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options. You pay no sales load when you make additional investments in the Contract. No state premium taxes are deducted because Thrivent is a tax-exempt fraternal benefit society.”

Comment b: Include the text of each footnote at the bottom of the same page on which the footnote item number appears or below the relevant table in which the footnote appears.

Response to Comment b:

The footnotes have been moved to the applicable pages and renumbered accordingly.

Comment c: Footnote 6 and the GLWB:

Comment c(i): Please define both the GLWB Benefit Base and the Thrivent Income Builder (GLWB) Rider in the “Definitions” section of the prospectus.

Response to Comment c(i):

Definitions have been added for the GLWB Benefit Base and Thrivent Income Builder (GLWB) Rider as follows:

GLWB Benefit Base. The GLWB Benefit Base is the amount used for calculating the Guaranteed Annual Withdrawal Amounts and the GLWB Rider Charge. It cannot be taken as a full or partial surrender and is not payable as part of Death Proceeds.

Thrivent Income Builder (GLWB) Rider. This is an optional benefit that may be selected at the time of application for an additional fee. It can provide you with retirement income by guaranteeing specified withdrawals for life. You may withdraw up to a Guaranteed Annual Withdrawal Amount (GAWA) each Contract Year for as long as the Thrivent Income Builder (GLWB) Rider is in force.

For consistency, the following two terms have also been added to the “Definitions”:

Maximum Anniversary Death Benefit (MADB) Rider. This is an optional benefit that may be selected at the time of application for an additional fee. It can provide you with an increased death benefit based on the Accumulated Value on a Contract Anniversary.

Thrivent Income Builder (GLWB) Rider Charge. The charge you pay if you add the optional guaranteed lifetime withdrawal benefit at the time of application. The GLWB Rider Charge will be deducted quarterly from the Accumulated Value.

Comment c(ii): The Fee and Expense Table should refer to the charge using the exact same name as the feature is elsewhere identified. Currently, the Thrivent Income Builder Charge omits “rider” in the name.

Response to Comment c(ii):

The Fee and Expense Table has been revised to include the word “Rider” in the applicable line. It now appears as follows:

Thrivent Income Builder (GLWB) Rider Charge

Comment c(iii): Please also define the MADB Charge in the Definitions section and add the word, “charge” to the table when referring to the MADB.

Response to Comment c(iii):

The MADB Charge has been defined in the Definitions section and the word “Charge” has been added to the table that refers to the MADB. The definition has been added as follows:

Maximum Anniversary Death Benefit (MADB) Rider Charge. The charge you pay if you add the optional death benefit at the time of application. The MADB Rider Charge will be deducted quarterly from the Accumulated Value.

The table has been updated as follows:

Maximum Anniversary Death Benefit (MADB) Rider Charge

Comment c(iv): Please update the disclosure to explain in Plain English both the rider and the associated charge. Such disclosure should be in the body of the text. Specifically, the disclosure in Footnote 6 related to the Thrivent Income Builder (GLWB) Rider Charge should be included in the section of the prospectus dedicated to the GLWB rider (p. 28) since that disclosure explains the rider more completely than the earlier prospectus disclosure.

Response to Comment c(iv):

The following underlined sentences have been added to the paragraph above the heading for Periodic Fees and Expenses other than Fund Expenses.

The next table describes the fees and expenses you will pay periodically during the time you own the Contract, not including Portfolio fees and expenses. In addition, it shows the charges for the optional riders you may add at the time of application. The Maximum Anniversary Death Benefit (MADB) Rider is an optional benefit where the death benefit can increase on each Contract Anniversary if the Accumulated Value increased. The Thrivent Income Builder (GLWB) Rider is an optional benefit that guarantees income in retirement by providing specified withdrawals for life.

The disclosure in Footnote 6 has also been added to the GLWB Rider section.

Comment d: Footnote 7: Terms used in the footnote should be defined in the footnote or in the Definitions section, and/or cross-referenced to where in the prospectus the terms may be found. For instance, “settlement agreement” appears in disclosure first in the footnote but is not explained nor defined anywhere in prospectus disclosure.

Response to Comment d:

The term “settlement agreement” is in the Settlement Options section on page 54:

Instead of a lump sum, proceeds from death or surrenders of $2,000 or more may be paid under a settlement option by means of a settlement agreement that we will issue.

To provide clarification, we have revised Footnote 7 as follows:

7If you are receiving Annuity Income with a guaranteed period, you may elect to receive a full or partial surrender of the commuted value of the remaining payments, unless the income elected was irrevocable. The value of the remaining payments on any day is based on the interest rate used to determine the income payable plus 0.25%. This increase of the rate used in the calculation is the Commuted Value Charge. Please see Annuity Provisions – Settlement Options for more information.

In addition, the following definition has been added to the “Definitions” section:

Settlement Option. You may elect to have annuity payments paid to you under a settlement agreement with Thrivent. Please see Annuity Provisions – Settlement Options for the types of payments offered under the Contract.

Comment e: Footnote 8 and the Total Annual Portfolio Operating Expenses:

Comment e(i): Please note that an N-4 registrant may not show the range of operating expenses that reflects voluntary fee waivers. As currently drafted, footnote 8 is confusing as to what the TAPOE table is reflecting. Thus, please adjust the fee table and footnote disclosure to conform to N-4 requirements and use plain English in the disclosure description as to what is being reflected in the TAPOE.

Response to Comment e(i): The range of operating expenses in the table reflects the operating expenses with no fee waivers.

The paragraph before the table has been revised as follows:

The next table shows the maximum and minimum Total Annual Portfolio Operating Expenses for the year ended December 31, 2019. These are expenses that are deducted from Portfolio assets, including management fees, distribution or 12b-1 fees, service fees and/or other expenses. Expenses may be higher or lower in future years. More detail concerning the fees and expenses is contained in the prospectuses for each Portfolio.

Footnote 8 has been deleted.

Comment e(ii):    The maximum and minimums disclosed should be those of portfolios offered; furthermore, the impact of both contractual and voluntary reimbursements may not be reflected in the fee table. Please confirm supplementally to the staff that the range disclosed reflects the range of portfolios offered, not an arithmetic average; additionally, confirm that the table reflects only after-contractual reimbursements, for reimbursement contracts that are in place for at least a year from the date of the prospectus.

Response to Comment e(ii):

The Registrant confirms the table reflects the maximum and minimum for portfolios offered, not an arithmetic average. No contractual or voluntary reimbursements are reflected in the table.

Comment f: The “Options” (1, 2, 3, 4 and 5) are not explained until disclosure on page 47 of the prospectus. Please cross-reference or otherwise explain what they are within the context of footnote 7; otherwise, the reference to them is not understandable to an investor.

Response to Comment f:

“Settlement Options” has been added to the Definitions and Footnote 7 has been revised to cross-reference the Annuity Provisions – Settlement Options section of the prospectus as follows:

7If you are receiving Annuity Income with a guaranteed period, you may elect to receive a full or partial surrender of the commuted value of the remaining payments, unless the income elected was irrevocable. The value of the remaining payments on any day is based on the interest rate used to determine the income payable plus 0.25%. This increase of the rate used in the calculation is the Commuted Value Charge. Please see Annuity Provisions - Settlement Options for more information.

Comment g: Please define the “Commuted Value Charge (for surrender of settlement option)” and clarify its meaning and context in the disclosure.

Response to Comment g:

As detailed in the response to Comment f, we have revised Footnote 7 to define the Commuted Value Charge as follows:

7If you are receiving Annuity Income with a guaranteed period, you may elect to receive a full or partial surrender of the commuted value of the remaining payments, unless the income elected was irrevocable. The value of the remaining payments on any day is based on the interest rate used to determine the income payable plus 0.25%. This increase of the rate used in the calculation is the Commuted Value Charge. Please see Annuity Provisions - Settlement Options for more information.

In addition, we have added the following underlined sentence in Annuity Provisions – Settlement Options:

The value of the remaining payments on any day is based on the interest rate used to determine the income payable plus 0.25%. This increase of the rate used in the calculation is the Commuted Value Charge.

2.	-- The Contract (p. 10):

Comment: Typically, a variable annuity contract is governed by the contract and any endorsements and riders thereto. The disclosure states that the agreement is controlled by the Contract along with any riders, endorsements, amendments, application, and the Company’s Articles of

Incorporation and Bylaws. Accordingly, please ensure and confirm supplementally to the staff, that any provisions of the application, Articles of Incorporation, and Bylaws material to a contract owner are disclosed in the prospectus.

Response to Comment:

The Registrant has described in the prospectus any provisions of the application, and Thrivent’s Articles of Incorporation and Bylaws, that it believes would be material to a Contract owner under applicable federal securities laws, consistent with its experience with the SEC’s administration of Form N-4. Thrivent’s Articles of Incorporation and Bylaws are publicly available on the SEC’s EDGAR database. In addition, Thrivent members receive copies of its Articles of Incorporation and Bylaws upon becoming members. Furthermore, Thrivent publishes its Articles of Incorporation and Bylaws annually in membership materials that are sent to its members. The Registrant respectfully notes that the prospectus contains no disclosure related to the resolution of member disputes as previously discussed with the Staff.

3. Maintenance of Solvency (p. 21 and 50)

Comment a: Please disclose in both the Fee and Expense Tables section (Periodic Fees and Expenses other than Fund Expenses), as well as in the Charges and Deductions section, the Maintenance of Solvency provision. Although there is only a potentiality of a payment being required, as described under the call provision’s circumstances, the payment’s existence should be disclosed.

Response to Comment a:

The Registrant respectfully requests the Staff withdraw the comment requesting disclosure regarding the Maintenance of Solvency provision in the Fee and Expense Tables section, as well as the comment that would require additional disclosure in the Charges and Deductions section. Two cross-references to the Maintenance of Solvency provision were added to the Charges and Deductions section since we received the Staff’s comments on the AdvisorFlex Variable Annuity in 2017.

The Maintenance of Solvency provision is not a fee, charge, or expense of the type contemplated by the Fee Table. Form N-4 does not call for solvency-related disclosure in the Fee Table, or anywhere else for that matter. Therefore, its inclusion in the Fee and Expense Table section would be inappropriate.

Because the Fee Table is intended to provide uniform comparative information, requiring the addition of solvency-related disclosure should be the subject of rulemaking, not individual registration comments. Requiring Thrivent to make such disclosure, without requiring all other insurance companies to discuss solvency risk in their fee tables, would be patently unfair and potentially would put Thrivent at a competitive disadvantage.

Ample disclosure and cross-references regarding the Maintenance of Solvency provision appears throughout the prospectus, including in the Charges and Deductions section, notwithstanding the fact that the Fixed Account is not subject to the Securities Act of 1933 or the Investment Company Act of 1940, as follows:

1.	Table of Contents – separate heading.

2.	Investment Options – Fixed Account – full discussion.

3.

Charges and Deductions – Mortality and Expense Risk Charge – disclosure of potential need to make payment and cross-reference to Maintenance of Solvency section. Please note that this additional disclosure was added in response to Staff’s April 12, 2017 comments on the initial registration statement for the Thrivent AdvisorFlex Variable Annuity.

4.

Charges and Deductions – Sufficiency of Charges – disclosure of potential need to make payment and cross-reference to Maintenance of Solvency section. Please note that this additional disclosure was added in response to Staff’s April 12, 2017 comments on the initial registration statement for the Thrivent AdvisorFlex Variable Annuity.

5.	General Provisions – Maintenance of Solvency – full discussion.

The Maintenance of Solvency provision also appears in Section 2.11 of the Contract.

The Registrant respectfully submits that the foregoing disclosures are more than adequate to alert and inform investors of the Maintenance of Solvency provision. The Registrant also is augmenting the disclosure in response to other comments as noted below. Notably, the Staff’s Comment 3.e., acknowledges that disclosure regarding the Maintenance of Solvency appears throughout the prospectus.

Finally, the Registrant respectfully notes that the comment is inconsistent with the SEC’s administration of Thrivent’s registration statements for many decades. Furthermore, inasmuch as the comment relates to the Maintenance of Solvency provision, it bears noting that Thrivent has a surplus of approximately $10 billion in excess of required reserves and is only one of a handful of life insurance companies that has the rating of A++ (Superior) by A.M. Best. Absent a new reason or concern for adding the disclosure, the comment would appear to be without basis.

For the foregoing reasons, the Registrant respectfully requests that this comment be withdrawn.

Comment b: Please explain legal basis that supports the statement that the Maintenance of Solvency provision is a legal requirement for a fraternal benefit society. Furthermore, clarify in the disclosure what it means for the “reserves of our fraternal benefit society to become impaired.”

Response to Comment b:

From their inception more than a century ago, fraternal benefit societies have had their own solvency mechanism – maintenance of solvency or assessment – that is required under state law and is included in Thrivent’s Bylaws and contracts with members. Fraternal benefit societies were excluded from state guaranty fund participation when those funds were created.

Thrivent complies with the following state law:

Wisconsin Code Chapter 614 Insurance—fraternals.

Except as provided in s. 614.24 (1m), every fraternal shall contain in its laws and in each certificate of insurance it issues, a provision, to which every certificate of insurance issued by the fraternal shall be subject, that if the financial position of the fraternal becomes impaired, the board of directors or the supreme governing body may, on an equitable basis, apportion the deficiency among the members of the fraternal, the insured employees or the owners, or any combination thereof. A member, insured employee or owner may then either pay the member’s, insured employee’s or owner’s share of the deficiency, or accept the imposition of a lien on the certificate of insurance, to bear interest at the rate charged on policy loans under the certificate, compounded annually until paid, or may accept a proportionate reduction in benefits under the certificate. The fraternal may specify the manner of the election and which alternative is to be presumed if no election is made. No assessment of shares of a deficiency under this paragraph may take effect until 90 days after the date the commissioner is notified of the assessment, unless the commissioner approves an earlier effective date. The commissioner may disapprove the assessment of shares of a deficiency under this paragraph if the commissioner finds that the assessment is not adopted in conformity with this chapter or is contrary to the interests of the members of the domestic fraternal.

The Wisconsin Insurance Code includes provisions for when a fraternal does not meet the minimum permanent surplus requirements.

Wisconsin Code Chapter 614.19(1) Insurance—fraternals.

Minimum permanent surplus. The commissioner may by rule establish the minimum permanent surplus for a fraternal organized under this chapter. In the absence of such a rule, the minimum permanent surplus shall be $2,000,000 or such greater amount as the commissioner specifies by order.

Wisconsin Code Chapter 614.19(4) Insurance—fraternals.

Reduction of minimum surplus. The commissioner may, by order, reduce the minimum amounts of surplus required under subs. (1) and (2) if in the commissioner’s opinion the extent and nature of providers’ contracts, financial guarantees and other support by financially sound private or public corporations, a pressing social need in a particular community for the formation of a fraternal to provide needed insurance coverage, or other special circumstances, justify the proposed reduction in the required surplus. A person who will directly compete with the proposed fraternal is aggrieved within the meaning of s. 601.62(3)(a).

The operation of a Maintenance of Solvency provision is addressed in Wisconsin Code Chapter 614.78 – Maintenance of solvency. If a fraternal has an authorized control level event as defined by the commissioner, the commissioner may declare the fraternal to be in a hazardous condition. Please see the statute below.

Wisconsin Code Chapter 614.78(1) – Order declaring hazardous condition.

When a domestic fraternal has an authorized control level event, as defined by the commissioner by rule, under circumstances the commissioner determines will not be promptly remedied, the commissioner, in addition to taking any other action required or allowed by law, may issue an order declaring the domestic fraternal to be in a hazardous condition and may order the fraternal to remedy the authorized control level event. This order may include authorization to the fraternal to negotiate an agreement to transfer, subject to sub. (2), all members, certificates, and other assets and liabilities of the fraternal to another fraternal or other insurer through merger, consolidation, assumption, or other means.

To provide further detail, the Registrant has added the following underlined sentences to the existing Maintenance of Solvency disclosures on pages 27 and 57.

Maintenance of Solvency

The maintenance of solvency provision is a legal requirement of a fraternal benefit society. The provision is only invoked in the event the reserves of a fraternal benefit society become impaired. This provision applies only to values in the General Account. For the purposes of this product, that means the Fixed Account.

A fraternal benefit society must follow the laws in the state in which it is organized when determining if its reserves have become impaired. In the extremely unlikely event that our reserves become impaired, you may be required to make an extra payment.

Our Board of Directors will determine the amount of any extra payment based on each member’s fair share of the deficiency. We will work the insurance commissioner to determine each member’s portion of the deficiency. While subject to the insurance commissioner’s review, we expect your share could be apportioned according to the value you have in the Fixed Account, if any. Note that the value you have in the variable portfolios are not subject to the Maintenance of Solvency provision.

If the payment is not made within 60 days of notification, it will be charged as a debt against the Contract with an interest rate of 5% per year. You may choose an equivalent reduction in benefits instead of or in combination with the debt. Any indebtedness and interest charged against the Contract, or any agreement for a reduction in benefits, shall have priority over the interest of any owner, beneficiary, or collateral assignee under the Contract.

Comment c:    Please disclose how the contract provision with respect to maintenance of solvency is consistent with the minimum interest rate provisions relating to the fixed account, and whether, if invoked, the maintenance of solvency provision would affect the Fixed Account Guaranteed Minimum Interest Rate.

Response to Comment c: The minimum interest rate on the Fixed Account is a state insurance obligation specified in the annuity contract. In the event the reserves of the Company become impaired, the Fixed Account minimum interest rate ranks with other guaranteed insurance benefits. As noted in the Response to Comment b above, the Maintenance of Solvency contract provision is a requirement of state insurance law.

Comment d:    Please explain how long the additional required contribution to maintain solvency must remain in the general account and whether there may be any restraints on redeeming contract value from the fixed account.

Response to Comment d:

The additional contributions would remain in the general account until the Insurance Commissioner has determined that a fraternal benefit society in no longer impaired.

There are no contractual restraints on a contract owner withdrawing accumulated value from the Fixed Account. However, if the determined payment is not made within 60 days of notification, it will be charged as a debt against the Contract or an equivalent reduction in benefits instead of or in combination with the debt.

Comment e:    Please revise the disclosure related to the maintenance of solvency provision in Plain English throughout the Prospectus. As drafted, the disclosure does not properly highlight the significance of the provision to the Contract’s operations. Specifically, the Maintenance of Solvency section should address the relevance of the provision to the Fixed Account and the General Account. As it is currently disclosed, the explanation of the provision is difficult to understand and not investor-friendly.

Response to Comment e: Additional disclosures have been added to help the Contract Owner understand the relevance and applicability of the Maintenance of Solvency provision as described in Response to Comment b above.

Comment f:    With respect to member’s being required to make an extra payment to remedy impaired reserves, please explain how a member would be responsible for a “share of the deficiency”. The language implies that members would have been responsible for the reserves becoming impaired.

Response to Comment f:

As explained in the Response to Comment b above, Wisconsin law requires an equitable apportionment of any deficiency among the members of a fraternal benefit society. It does not state or imply that the members of the fraternal benefit society were responsible for the deficiency. We have added the underlined sentences for clarification:

Our Board of Directors will determine the amount of any extra payment based on each member’s fair share of the deficiency. We will work the insurance commissioner to determine each member’s portion of the deficiency. While subject to the insurance commissioner’s review, we expect your share could be apportioned according to the value you have in the Fixed Account, if any. Note that the value you have in the variable portfolios are not subject to the Maintenance of Solvency provision.

4. Charges and Deductions (pp. 42-46)

Comment a:    With respect to the Maximum Anniversary Death Benefit Rider charge (“MADB charge”), disclose the current rate used under the MADB charge formula. See, Form N-4, Item 6(a).

Response to Comment a:

The underlined text below has been added.

We may change the MADB Charge rate at any time. It will never exceed the Maximum MADB Charge Rate of 0.50%. The current rate is 0.25%.

Comment b:    In plain English, please disclose the Commuted Value Charge (for surrender of settlement option).

Response to Comment b:

The underlined sentence has been added to the following paragraph on page 52:

Surrender of a Settlement Option with a Guaranteed Period

If you are receiving Annuity Income with a guaranteed period, you may elect to receive a full or partial surrender of the commuted value of the remaining payments, unless the income elected was irrevocable. The present value of the remaining payments on any day is based on the interest rate used to determine the income payable plus 0.25%. This increase of the rate used in the calculation is the Commuted Value Charge.

C. Financial Statements Exhibits, and Certain Other Information:

Comment 1: Please note that for filings made on or after April 1, 2020, the 2015 Fixing America’s Surface Transportation Act (the “FAST Act”) will require exhibit hyperlinks and HTML format for investment Companies.

Response to Comment 1:

Yes, we will have the required hyperlinks and HTML format for the exhibits.

Comment 2: Any financial statements, exhibits, and any other required disclosure not included in this Registration Statement must be filed by pre-effective amendment to the Registration statement. Please confirm that the Company will do so.

Response to Comment 2:

Yes, the Registrant will do so.

Please call me at (920) 628-2347 if you have any questions regarding the forgoing.

Sincerely,

/s/ Cynthia K. Mueller

Cynthia K. Mueller

Senior Counsel